Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Presentation of the Q2 2016 results 18 August 2016 at 08:00 (CET)

Marine Harvest ASA hereby invites you to the presentation of the results for the second quarter 2016 at Radisson Blu Royal Hotel, Bryggen 5, Bergen, Norway. The results will be announced in connection with the event "Hordaland på Børs 2016" in Bergen.

Please note that the quarterly report and presentation will be published at 06:30 CET.

The presentation will be held in English and will also be webcast. You have the opportunity to post questions online throughout the webcast session. The webcast will be available on http://www.marineharvest.com/investor/quarterly-material/

You are also invited to participate in an international conference call at 16:00 (CET) on the same day where you have the opportunity to ask questions to Marine Harvest's management. The participants can call in using the details below. Participants for the telephone conference are kindly asked to call in 5-10 minutes in advance of the commencement of the conference in order to subscribe.

Participant Access

Conference Title:	MHG Q2 2016 International Conference call
Moderator Name:	Marine Harvest management
Company Name:	Marine Harvest ASA

Please dial-in using the relevant number below and the Conference ID Code.

Conference ID Code: 8311541

Participants, Local - Amsterdam, Netherlands:	+31(0)20 716 8296
Participants, Local - Milan, Italy:	+3902 3600 9868
Participants, Local - Tel Aviv, Israel:	+9723763 0147
Participants, Local - Brussels, Belgium:	+32(0)2 402 3092
Participants, Local - Kuala Lumpur, Malaysia:	+60(0)3 7723 6833
Participants, Local - Warsaw, Poland:	+4822 584 4256
Participants, National free phone - Chile:	123 0020 9330
Participants, Local - Beijing, China:	+861059 045 017
Participants, Local - London, United Kingdom:	+44(0)20 3427 1904
Participants, Local - Taipei, Taiwan:	+886(0)28 723 1074
Participants, Local - Stockholm, Sweden:	+46(0)8 5033 6538
Participants, Local - Vienna, Austria:	+43(0)1 25302 1763
Participants, Local - Copenhagen, Denmark:	+4532 71 16 58
Participants, Local - Hong Kong, Hong Kong:	+8523068 9885
Participants, Local - Toronto, Canada:	+1416 216 4142
Participants, Local - Montreal, Canada:	+1514 841 2153
Participants, Local - Tallinn, Estonia:	+372622 6505
Participants, Local - Tokyo, Japan:	+81(0)3 6743 9537
Participants, Local - Prague, Czech Republic:	+420225 376 428
Participants, Local - Frankfurt, Germany:	+49(0)69 2222 10619
Participants, Local - Geneva, Switzerland:	+41(0)22 567 5431
Participants, Local - Oslo, Norway:	+472316 2787
Participants, Local - Dublin, Ireland:	+353(0)1 2465601
Participants, Local - Helsinki, Finland:	+358(0)9 6937 9543
Participants, Local - Paris, France:	+33(0)1 76 77 22 25
Participants, Local - New York, United States of America:	+1212 444 0896
Participants, Local - Singapore, Singapore:	+656622 1942
Participants, Local - Sydney, Australia:	+61(0)2 9253 5963
Participants, Local - Mumbai, India:	+91(0)22 7127 9075
Participants, Local - Munich, Germany:	+49(0)89 1214 00699
Participants, Local - Zurich, Switzerland:	+41(0)44 580 7216
Participants, Local - Berlin, Germany:	+49(0)30 3001 90539
Participants, Local - Lisbon, Portugal:	+3512131 64172
Participants, Local - Seoul, Republic of Korea:	+82(0)2 3483 1961
Participants, Local - Bangalore, India:	+91(0)80 7127 9043
Participants, Local - Madrid, Spain:	+3491 114 6582
Participants, Local - Rome, Italy:	+3906 8750 0874
Participants, Local - Sao Paulo, Brazil:	+5511 3351 7250
Participants, Local - Budapest, Hungary:	+361778 9329
Participants, Local - Johannesburg,South Africa:	+2711 019 7015
Participants, Local - Moscow, Russia:	+7495 213 0977

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.